UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2024)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2024 (FISCAL 2023).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:      May 15, 2023

May 15, 2023
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2023
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Jun Ohta
Date of ordinary general meeting of shareholders: June 29, 2023 Date of payment of year-end dividends: June 30, 2023
Annual securities report (Yukashoken hokokusho) issuing date: June 22, 2023
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2023)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2023	¥6,142,155	49.4%	¥1,160,930	11.6%	¥805,842	14.0%
Fiscal year ended March 31, 2022	4,111,127	5.4	1,040,621	46.4	706,631	37.8

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2023: ¥1,031,712 million [83.6%] (b) for the fiscal year ended March 31, 2022: ¥561,887 million [(61.6)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2023	¥590.46	¥ 590.26	6.5%	0.4%	18.9%
Fiscal year ended March 31, 2022	515.51	515.30	5.9	0.4	25.3

     Note:      Equity in gains (losses) of affiliates:

   (a) for the fiscal year ended March 31, 2023: ¥55,461 million            (b) for the fiscal year ended March 31, 2022: ¥28,511 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2023	¥ 270,428,564	¥ 12,791,106	4.7%	¥ 9,430.52
As of March 31, 2022	257,704,625	12,197,331	4.7	8,825.53

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2023: ¥12,680,465 million (b) as of March 31, 2022: ¥12,098,215 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2023	¥ (5,895,185)	¥ 5,931,059	¥ (357,778)	¥ 65,864,248
Fiscal year ended March 31, 2022	1,545,423	(2,406,810)	(485,338)	65,832,072

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2022	¥ —	¥105	¥ —	¥105	¥210	¥287,872	40.7%	2.4%
ended March 31, 2023	—	115	—	125	240	325,768	40.4	2.6
ending March 31, 2024 (forecast)	—	125	—	125	250		40.6%

Notes:	1.

Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100

The Board of Directors resolved on November 14, 2022 to repurchase its own shares, and dividend payout ratio for the fiscal year ending March 31, 2024 (forecast) is taking into account the impact of repurchase of its own shares.

	2.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2024)

	(Millions of yen, except per share data and percentage)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2024	¥ 820,000	1.8%	¥ 615.09

Note:

Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of March 31, 2023. The Board of Directors resolved on November 14, 2022 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	Yes
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

Note: For more details, see page 2 “I. Matters related to summary information (Notes).”

(3) Number of shares issued (common stocks)

	As of March 31, 2023	As of March 31, 2022
(a) Number of shares issued (including treasury stocks)	1,374,691,194 shares	1,374,362,102 shares
(b) Number of treasury stocks	30,070,650 shares	3,542,321 shares

	Fiscal year ended March 31, 2023	Fiscal year ended March 31, 2022
(c) Average number of shares issued in the year	1,364,770,096 shares	1,370,737,664 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 15 “(Per share data)”.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2023)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2023	¥ 701,653	13.9%	¥ 431,307	6.9%	¥ 419,980	6.9%	¥ 400,380	1.3%
ended March 31, 2022	616,052	27.4	403,398	40.0	393,006	40.7	395,167	40.1

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2023	¥293.37		¥293.27
ended March 31, 2022	288.29		288.17
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2023	¥ 17,046,916		¥ 6,060,165		35.5%		¥ 4,506.12
As of March 31, 2022	16,253,088		6,105,832		37.6		4,453.07
Note: Stockholders’ equity
(a) as of March 31, 2023: ¥6,059,020 million (b) as of March 31, 2022: ¥6,104,357 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2023 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Matters related to summary information (Notes)

Changes in accounting policies due to application of new or revised accounting standards

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the fiscal year ended March 31, 2023. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on consolidated financial statements due to the application of the Implementation Guidance.

Sumitomo Mitsui Financial Group, Inc.

II. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2023 (fiscal 2022)

(1)	Operating results

In fiscal 2022, net business profit increased by ¥ 123.6 billion year-on-year to ¥ 1,276.4 billion. The primary reasons were the depreciation of yen, and an increase in interest income from loans for both domestic and international corporate customers and an increase in fees and commissions due to good results of ancillary businesses, etc.

Total credit cost decreased by ¥ 64.2 billion year-on-year to ¥ 210.2 billion because of the reaction to the reserves recorded for large obligors in the previous consolidated fiscal year.

As a result, ordinary profit increased by ¥ 120.3 billion year-on-year to ¥ 1,160.9 billion, and profit attributable to owners of parent increased by ¥ 99.2 billion year-on-year to ¥ 805.8 billion.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2023	Change from the fiscal year ended March 31, 2022
Net business profit	¥ 1,276.4	¥ 123.6
Gross profit	3,170.2	224.7
General and administrative expenses	(1,949.2)	(128.1)
Equity in gains of affiliates	55.5	27.0
Total credit cost	(210.2)	64.2
Ordinary profit	1,160.9	120.3
Profit attributable to owners of parent	805.8	99.2

SMBC non-consolidated
Banking profit *	¥ 815.9	¥ 93.9
Gross banking profit	1,699.5	120.3
Expenses (excluding non-recurring losses)	(883.6)	(26.4)
Total credit cost	(115.5)	45.7
Ordinary profit	865.8	119.8
Net income	634.2	87.9

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2024 (fiscal 2023)

Earnings forecast for profit attributable to owners of parent is ¥ 820.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2023

(1)	Assets and liabilities

Total assets as of March 31, 2023 were ¥ 270,428.6 billion, a year-on-year increase of ¥ 12,723.9 billion.

As for major account balances, loans and bills discounted increased by ¥ 7,570.1 billion to ¥ 98,404.1 billion year-on-year and deposits increased by ¥ 10,184.8 billion to ¥ 158,770.3 billion year-on-year.

(2)	Net assets

Net assets were ¥ 12,791.1 billion, a year-on-year increase of ¥ 593.8 billion. Stockholders’ equity within net assets was ¥ 10,308.4 billion, a year-on-year increase of ¥ 369.8 billion after the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company used ¥ 5,895.2 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, a year-on-year decrease of ¥ 7,440.6 billion, generated ¥ 5,931.1 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, a year-on-year increase of ¥ 8,337.9 billion, and used ¥ 357.8 billion in cash flows from financing activities including payment of dividends, a year-on-year increase of ¥ 127.6 billion. Consequently, cash and cash equivalents amounted to ¥ 65,864.2 billion, a year-on-year increase of ¥ 32.2 billion.

III. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

IV. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31,	2022	2023
Assets:
Cash and due from banks	¥74,792,123	¥75,913,960
Call loans and bills bought	1,965,134	5,684,812
Receivables under resale agreements	6,035,507	5,785,945
Receivables under securities borrowing transactions	5,649,632	5,576,612
Monetary claims bought	5,370,377	5,558,287
Trading assets	7,351,878	8,751,204
Money held in trust	310	12,957
Securities	38,538,724	33,213,165
Loans and bills discounted	90,834,056	98,404,137
Foreign exchanges	2,812,104	1,942,764
Lease receivables and investment assets	228,608	226,302
Other assets	10,175,873	13,243,899
Tangible fixed assets	1,457,254	1,494,527
Assets for rent	456,108	519,308
Buildings	357,930	323,411
Land	449,380	412,045
Lease assets	24,018	23,317
Construction in progress	26,991	30,983
Other tangible fixed assets	142,824	185,460
Intangible fixed assets	898,817	897,848
Software	460,468	521,545
Goodwill	320,640	277,311
Lease assets	584	451
Other intangible fixed assets	117,123	98,539
Net defined benefit asset	623,045	704,654
Deferred tax assets	66,720	74,084
Customers’ liabilities for acceptances and guarantees	11,722,239	13,693,771
Reserve for possible loan losses	(817,784)	(750,369)

Total assets	¥257,704,625	¥270,428,564

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31,	2022	2023
Liabilities:
Deposits	¥148,585,460	¥158,770,253
Negotiable certificates of deposit	13,069,796	13,025,555
Call money and bills sold	1,129,999	2,569,055
Payables under repurchase agreements	19,359,965	16,772,716
Payables under securities lending transactions	1,580,580	1,521,271
Commercial paper	1,866,366	2,349,956
Trading liabilities	6,377,968	8,066,745
Borrowed money	18,877,990	13,674,830
Foreign exchanges	1,216,893	1,465,847
Short-term bonds	442,000	424,000
Bonds	9,808,107	10,365,003
Due to trust account	2,443,873	2,413,464
Other liabilities	8,415,621	11,923,748
Reserve for employee bonuses	89,894	96,254
Reserve for executive bonuses	4,064	3,307
Net defined benefit liability	40,864	35,449
Reserve for executive retirement benefits	1,087	1,133
Reserve for point service program	25,000	28,659
Reserve for reimbursement of deposits	5,767	10,845
Reserve for losses on interest repayment	135,084	128,378
Reserves under the special laws	3,902	3,902
Deferred tax liabilities	275,570	265,354
Deferred tax liabilities for land revaluation	29,193	27,952
Acceptances and guarantees	11,722,239	13,693,771

Total liabilities	245,507,293	257,637,458

Net assets:
Capital stock	2,341,878	2,342,537
Capital surplus	693,664	694,052
Retained earnings	6,916,468	7,423,600
Treasury stock	(13,402)	(151,798)

Total stockholders’ equity	9,938,608	10,308,391

Net unrealized gains (losses) on other securities	1,632,080	1,373,521
Net deferred gains (losses) on hedges	(80,061)	(13,293)
Land revaluation excess	36,320	35,005
Foreign currency translation adjustments	450,143	843,614
Accumulated remeasurements of defined benefit plans	121,123	133,226

Total accumulated other comprehensive income	2,159,606	2,372,074

Stock acquisition rights	1,475	1,145
Non-controlling interests	97,641	109,495

Total net assets	12,197,331	12,791,106

Total liabilities and net assets	¥257,704,625	¥270,428,564

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31,	2022	2023
Ordinary income	¥4,111,127	¥6,142,155
Interest income	1,907,991	3,779,715
Interest on loans and discounts	1,367,464	2,465,859
Interest and dividends on securities	347,883	437,385
Interest on call loans and bills bought	15,563	76,714
Interest on receivables under resale agreements	6,166	20,232
Interest on receivables under securities borrowing transactions	1,068	34,078
Interest on deposits with banks	21,334	304,299
Interest on lease transactions	6,932	8,676
Interest on deferred payment	23,259	22,409
Other interest income	118,317	410,058
Trust fees	5,940	6,752
Fees and commissions	1,414,867	1,441,313
Trading income	101,293	120,727
Other operating income	369,898	477,892
Lease-related income	33,647	39,721
Other	336,250	438,170
Other income	311,136	315,754
Recoveries of written-off claims	13,552	16,923
Other	297,583	298,830
Ordinary expenses	3,070,505	4,981,224
Interest expenses	380,007	2,061,922
Interest on deposits	90,110	796,781
Interest on negotiable certificates of deposit	21,467	259,422
Interest on call money and bills sold	1,412	18,057
Interest on payables under repurchase agreements	5,872	275,765
Interest on payables under securities lending transactions	357	3,165
Interest on commercial paper	2,359	45,081
Interest on borrowed money	25,667	86,175
Interest on short-term bonds	10	30
Interest on bonds	212,920	256,862
Other interest expenses	19,829	320,579
Fees and commissions payments	215,332	222,321
Trading losses	130	—
Other operating expenses	259,015	371,925
Lease-related expenses	24,989	31,314
Other	234,026	340,610
General and administrative expenses	1,821,125	1,949,245
Other expenses	394,893	375,809
Provision for reserve for possible loan losses	180,004	88,272
Other	214,889	287,537

Ordinary profit	1,040,621	1,160,930

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2022	2023
Extraordinary gains	¥1,707	¥3,110
Gains on disposal of fixed assets	1,707	3,110
Reversal of reserve for eventual future operating losses from financial instruments transactions	0	0
Extraordinary losses	112,740	65,569
Losses on disposal of fixed assets	3,820	6,523
Losses on impairment of fixed assets	108,920	59,045

Income before income taxes	929,588	1,098,472

Income taxes-current	241,259	222,522
Income taxes-deferred	(26,724)	59,625

Income taxes	214,535	282,148

Profit	715,052	816,324

Profit attributable to non-controlling interests	8,421	10,481

Profit attributable to owners of parent	¥706,631	¥805,842

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31,	2022	2023
Profit	¥715,052	¥816,324
Other comprehensive income (losses)	(153,165)	215,388
Net unrealized gains (losses) on other securities	(460,361)	(252,078)
Net deferred gains (losses) on hedges	(112,631)	54,055
Foreign currency translation adjustments	381,076	327,919
Remeasurements of defined benefit plans	(6,865)	12,078
Share of other comprehensive income of affiliates	45,617	73,412

Total comprehensive income	561,887	1,031,712

Comprehensive income attributable to owners of parent	553,117	1,019,625
Comprehensive income attributable to non-controlling interests	8,770	12,087

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2022	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,274	¥693,205	¥6,492,586	¥(13,698)	¥9,513,367
Cumulative effects of changes in accounting policies			(8,502)		(8,502)
Restated balance	2,341,274	693,205	6,484,083	(13,698)	9,504,865
Changes in the fiscal year
Issuance of new stock	603	603			1,207
Cash dividends			(274,127)		(274,127)
Profit attributable to owners of parent			706,631		706,631
Purchase of treasury stock				(74)	(74)
Disposal of treasury stock		(50)		370	320
Changes in shareholders’ interest due to transaction with non-controlling interests		(144)			(144)
Reversal of land revaluation excess			(68)		(68)
Transfer from retained earnings to capital surplus		50	(50)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	603	459	432,384	296	433,743

Balance at the end of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2022	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥2,094,605	¥14,723	¥36,251	¥40,390	¥127,080	¥2,313,051
Cumulative effects of changes in accounting policies
Restated balance	2,094,605	14,723	36,251	40,390	127,080	2,313,051
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Net changes in the fiscal year	(462,524)	(94,785)	68	409,753	(5,957)	(153,444)

Balance at the end of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2022	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,791	¥70,836	¥11,899,046
Cumulative effects of changes in accounting policies			(8,502)
Restated balance	1,791	70,836	11,890,544
Changes in the fiscal year
Issuance of new stock			1,207
Cash dividends			(274,127)
Profit attributable to owners of parent			706,631
Purchase of treasury stock			(74)
Disposal of treasury stock			320
Changes in shareholders’ interest due to transaction with non-controlling interests			(144)
Reversal of land revaluation excess			(68)
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(316)	26,805	(126,955)

Net changes in the fiscal year	(316)	26,805	306,787

Balance at the end of the fiscal year	¥1,475	¥97,641	¥12,197,331

Year ended March 31, 2023	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the fiscal year
Issuance of new stock	658	658			1,317
Cash dividends			(301,626)		(301,626)
Profit attributable to owners of parent			805,842		805,842
Purchase of treasury stock				(138,839)	(138,839)
Disposal of treasury stock		(111)		443	332
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712		1,712
Reversal of land revaluation excess			1,314		1,314
Transfer from retained earnings to capital surplus		111	(111)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	388	507,131	(138,396)	369,782

Balance at the end of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Net changes in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Balance at the end of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074

	Millions of yen
Year ended March 31, 2023	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,475	¥97,641	¥12,197,331
Changes in the fiscal year
Issuance of new stock			1,317
Cash dividends			(301,626)
Profit attributable to owners of parent			805,842
Purchase of treasury stock			(138,839)
Disposal of treasury stock			332
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712
Reversal of land revaluation excess			1,314
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(329)	11,854	223,991

Net changes in the fiscal year	(329)	11,854	593,774

Balance at the end of the fiscal year	¥1,145	¥109,495	¥12,791,106

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31,	2022	2023
Cash flows from operating activities:
Income before income taxes	¥929,588	¥1,098,472
Depreciation	222,298	238,696
Losses on impairment of fixed assets	108,920	59,045
Amortization of goodwill	19,618	29,232
Equity in (gains) losses of affiliates	(28,511)	(55,461)
Net change in reserve for possible loan losses	120,415	(74,781)
Net change in reserve for employee bonuses	(2,422)	3,442
Net change in reserve for executive bonuses	(344)	(770)
Net change in net defined benefit asset and liability	(51,782)	(86,536)
Net change in reserve for executive retirement benefits	6	45
Net change in reserve for point service program	344	3,659
Net change in reserve for reimbursement of deposits	(4,214)	5,077
Net change in reserve for losses on interest repayment	(5,673)	(6,706)
Interest income	(1,907,991)	(3,779,715)
Interest expenses	380,007	2,061,922
Net (gains) losses on securities	(167,239)	(51,242)
Net (gains) losses from money held in trust	(0)	454
Net exchange (gains) losses	(645,090)	(681,131)
Net (gains) losses from disposal of fixed assets	2,113	3,412
Net change in trading assets	(350,069)	(761,361)
Net change in trading liabilities	454,445	1,492,404
Net change in loans and bills discounted	(4,730,989)	(7,108,627)
Net change in deposits	5,587,551	9,477,514
Net change in negotiable certificates of deposit	463,396	(57,027)
Net change in borrowed money (excluding subordinated borrowings)	906,048	(5,368,773)
Net change in deposits with banks	(2,667,375)	(377,102)
Net change in call loans and bills bought and others	(128,064)	(3,243,078)
Net change in receivables under securities borrowing transactions	177,815	73,019
Net change in call money and bills sold and others	2,956,428	(1,410,327)
Net change in commercial paper	99,900	403,531
Net change in payables under securities lending transactions	(840,773)	(59,308)
Net change in foreign exchanges (assets)	(626,264)	888,295
Net change in foreign exchanges (liabilities)	99,792	244,713
Net change in lease receivables and investment assets	26,248	20,819
Net change in short-term bonds (liabilities)	(143,000)	(18,000)
Issuance and redemption of bonds (excluding subordinated bonds)	210,858	(157,319)
Net change in due to trust account	122,649	(30,408)
Interest received	1,917,652	3,530,912
Interest paid	(383,080)	(1,915,569)
Other, net	(303,148)	97,800

Subtotal	1,820,065	(5,510,776)

Income taxes paid	(274,642)	(384,408)

Net cash provided by (used in) operating activities	1,545,423	(5,895,185)

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31,	2022	2023
Cash flows from investing activities:
Purchases of securities	(36,938,512)	(32,355,919)
Proceeds from sale of securities	18,619,631	17,887,615
Proceeds from redemption of securities	16,426,401	20,702,736
Purchases of money held in trust	(1)	(13,102)
Proceeds from sale of money held in trust	0	0
Purchases of tangible fixed assets	(92,592)	(100,015)
Proceeds from sale of tangible fixed assets	1,180	8,858
Purchases of intangible fixed assets	(195,596)	(199,114)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	(227,321)	—

Net cash provided by (used in) investing activities	(2,406,810)	5,931,059

Cash flows from financing activities:
Proceeds from subordinated borrowings	—	10,000
Repayment of subordinated borrowings	(15,000)	(48,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	184,048	207,000
Redemption of subordinated bonds and bonds with stock acquisition rights	(380,065)	(85,000)
Dividends paid	(274,058)	(301,600)
Proceeds from issuance of common stock to non-controlling stockholders	68	—
Dividends paid to non-controlling stockholders	(628)	(2,626)
Purchases of treasury stock	(74)	(138,839)
Proceeds from disposal of treasury stock	320	332
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	51	956

Net cash provided by (used in) financing activities	(485,338)	(357,778)

Effect of exchange rate changes on cash and cash equivalents	367,584	354,081

Net change in cash and cash equivalents	(979,140)	32,176

Cash and cash equivalents at the beginning of the fiscal year	66,811,212	65,832,072

Cash and cash equivalents at the end of the fiscal year	¥65,832,072	¥65,864,248

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

     Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2023	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥773,700	¥1,150,200	¥1,205,200	¥457,800	¥(416,669)	¥3,170,231
General and administrative expenses	(293,300)	(933,300)	(637,900)	(112,500)	27,755	(1,949,245)
Others	78,100	4,700	44,900	28,900	(101,139)	55,461

Consolidated net business profit	¥558,500	¥221,600	¥612,200	¥374,200	¥(490,053)	¥1,276,447

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.
4.

The reportable segment of Fullerton India Credit Company Limited and its consolidated subsidiary was changed from “Head office account and others” to “Global Business Unit” from the beginning of the fiscal year ended March 31, 2023.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2023	Millions of yen
Consolidated net business profit	¥1,276,447
Other ordinary income (excluding equity in gains of affiliates)	260,292
Other ordinary expenses	(375,809)

Ordinary profit on consolidated statements of income	¥1,160,930

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2023	Yen
Net assets per share	¥9,430.52
Earnings per share	590.46
Earnings per share (diluted)	590.26

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2023	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥805,842
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	805,842
Average number of common stock during the fiscal year (in thousands)	1,364,770

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—
Increase in number of common stock (in thousands)	463
Stock acquisition rights (in thousands)	463
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2023	Millions of yen, except number of shares
Net assets	¥12,791,106
Amount excluded from net assets	110,640
Stock acquisition rights	1,145
Non-controlling interests	109,495
Net assets attributable to common stock at the fiscal year-end	12,680,465
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	1,344,620

(Significant subsequent events)

There are no significant subsequent events to be disclosed.